As filed with the Securities and Exchange Commission on May 15, 2000
================================================================================

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 Antenna TV S.A.
                 (Translation of registrant's name into English)

                             Kifissias Avenue 10-12
                                 Maroussi 151 25
                                 Athens, Greece
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

================================================================================

         This report (the "Quarterly Report") sets forth certain information regarding the financial condition and results of operations of Antenna TV S.A., a Greek societe anonyme (the "Company"), for the fiscal quarter ended March 31, 2000.

         The unaudited financial statements included in this Quarterly Report, in the opinion of management, reflect all necessary adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the financial position, the results of operations and cash flows for the periods presented. The unaudited financial information included in this Quarterly Report has been prepared in accordance with U.S. generally accepted accounting principles.

         For a description of the Company's accounting policies, see Notes to Financial Statements in the Company's Annual Report on Form 20-F for the year ended December 31, 1999.

                                                                            Page
                                                                            ----
PART I.  FINANCIAL INFORMATION

     ITEM 1.  UNAUDITED FINANCIAL STATEMENTS

     Consolidated Statements of Operations for the three months ended
         March 31, 1999 and 2000...............................................1

     Consolidated Balance Sheets as of December 31, 1999 and March 31, 2000....2

     Consolidated Statement of Shareholders' Equity for the three months ended March 31, 2000..................................................4

     Consolidated Statements of Cash Flows for the three months ended
         March 31, 1999 and 2000...............................................5

     Notes to the Consolidated Financial Statements............................7

     ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
              CONDITION AND RESULTS OF OPERATIONS.............................20

     ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
              MARKET RISK.....................................................27

PART II.  OTHER INFORMATION

     ITEM 2   CHANGES IN SECURITIES AND USE OF PROCEEDS.......................30

     ITEM 5.  OTHER INFORMATION...............................................30

PART I.  FINANCIAL INFORMATION

ITEM 1.  UNAUDITED FINANCIAL STATEMENTS

                                 ANTENNA TV S.A.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

               For the three months ended March 31, 1999 and 2000
     (In thousands of drachmae and U.S. dollars, except earnings per share)

                                                       Unaudited Three Months
                                       Notes              Ended March 31,
                                     --------- ----------------------------------------
                                                    1999                  2000
                                               --------------   -----------------------
                                                     (GRD)          (GRD)         ($)
Advertising revenue..................               7,623,947      8,924,921     25,518
Related party revenue................    3            417,830        312,326        893
Publication revenue..................                       -      1,946,079      5,564
Other revenue........................                 171,264        331,708        948
                                               --------------   ------------  ---------
Total net revenue....................               8,213,041     11,515,034     32,923
                                               --------------   ------------  ---------
Cost of sales........................               1,426,861      3,516,736     10,055
Selling, general and administrative
   expenses..........................               1,359,603      1,523,302      4,355
Amortization of programming costs....               3,137,669      3,148,751      9,003
Depreciation and amortization........                 167,295        380,593      1,088
                                               --------------   ------------  ---------
Operating income.....................               2,121,613      2,945,652      8,422
Interest income......................                 214,310        760,341      2,174
Interest expense.....................                (899,379)    (1,124,677)    (3,216)
Foreign exchange gains (losses), net.    9             89,596     (1,408,669)    (4,028)
Equity in net income of unconsolidated
   affiliate.........................                  15,385          2,677          8
Related party commission income......    3            145,316         47,875        137
Other expense, net...................    11          (292,895)        (7,238)       (21)
Minority interest in loss of
   consolidated entity, net..........                       -         37,990        109
                                               --------------   ------------  ---------
Earnings before income taxes.........               1,393,946      1,253,951      3,585
Provision for income taxes...........    7            626,509        503,991      1,441
                                               --------------   ------------  ---------
Net income...........................                 767,437        749,960      2,144
                                               ==============   ============  =========
Basic and diluted earnings per share.                    38.7           37.8        0.1
                                               ==============   ============  =========

    Exchange rate used for the convenience translation of the March 31, 2000 balances is GRD 349.75 to $1.00.

    The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.

                           CONSOLIDATED BALANCE SHEETS

                   As of December 31, 1999 and March 31, 2000
      (In thousands of drachmae and U.S. dollars, except earning per share)

                                                                                                   Unaudited
                                                                        December 31,               March 31,
                                                                   ------------------------  -----------------------
                                                         Notes        1999          1999        2000         2000
                                                        -------    -----------   ----------  -----------  ----------
                                                                      (GRD)          ($)        (GRD)         ($)
ASSETS
--------------------------------------------------------
Current assets:
        Cash and cash equivalents.......................            31,772,162       90,842   26,178,634      74,850
        Restricted cash.................................               425,266        1,216      320,521         916
        Accounts receivable, less allowance for doubtful
           accounts of GRD 1,834,794 in 1999 and GRD
           1,879,189 in March 2000......................            21,873,360       62,540   25,234,141      72,149
        Inventories.....................................               438,006        1,252      744,442       2,128
        Due from related parties........................   3         3,300,360        9,436    3,349,446       9,577
        Programming costs, net..........................   4        11,824,168       33,808   12,094,085      34,579
        Advances to related parties.....................   3           156,660          448      160,460         459
        Advances to third parties......................              1,201,061        3,434    1,285,212       3,675
        Prepaid expenses and other current assets.......                89,214          255       36,240         104
        Income and withholding tax advances.............               780,264        2,231      763,257       2,182
                                                                   -----------   ----------  -----------  ----------
           Total current assets.........................            71,860,521      205,462   70,166,438     200,618
                                                                   -----------   ----------  -----------  ----------
Investment in unconsolidated affiliate..................                75,806          217            -           -
Property and equipment, net.............................             3,475,745        9,938    4,080,292      11,666
Broadcast, transmission and printing equipment
    under capital leases, net...........................             1,649,742        4,717    1,584,994       4,532
Deferred charges, net...................................             1,677,084        4,795    1,620,399       4,633
Programming costs, excluding current portion............   4         7,652,672       21,880    7,826,789      22,378
Other receivable less allowance for doubtful accounts
    and fair value of GRD 480,000 in 1999 and GRD
    522,050 in March 2000...............................               272,998          781      226,448         647
Due from related party..................................   3         3,276,667        9,369    3,258,801       9,318
Advances to related parties.............................   3           173,137          495      150,137         429
Intangible assets, net..................................   5           970,561        2,775    1,005,702       2,875
Deferred tax assets.....................................   7           396,702        1,134      347,967         995
Other assets............................................   6           137,849          394    3,144,830       8,992
                                                                   -----------   ----------  -----------  ----------
    Total assets........................................            91,619,484      261,957   93,412,797     267,083
                                                                   ===========   ==========  ===========  ==========

 Exchange rate used for the convenience translation of the December 31, 1999 and
                 March 31, 2000 balances is GRD 349.75 to $1.00.

    The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.

                           CONSOLIDATED BALANCE SHEETS

                   As of December 31, 1999 and March 31, 2000
     (In thousands of drachmae and U.S. dollars, except earnings per share)

                                                                                                  Unaudited
                                                                       December 31,               March 31,
                                                                 -----------------------  -----------------------
                                                         Notes      1999         1999        2000         2000
                                                        -------  -----------  ----------  -----------  ----------
                                                                    (GRD)        ($)         (GRD)        ($)
              LIABILITIES AND SHAREHOLDERS'
                        EQUITY
Current liabilities:
    Bank overdrafts and short-term borrowings...........           3,278,111       9,373    3,762,315      10,757
    Current portion of obligations under capital leases.             385,856       1,103      376,656       1,077
    Trade accounts, notes and cheques payable...........           9,793,645      28,002    9,291,835      26,567
    Program license payable.............................           2,538,945       7,259    2,008,297       5,742
    Payable to related parties..........................   3          68,823         197            -           -
    Customer advances...................................             327,370         936      358,898       1,026
    Accrued interest....................................           1,411,003       4,034      585,613       1,674
    Accrued expenses and other current liabilities......           4,184,880      11,966    4,039,621      11,550
    Income taxes payable................................             237,525         679      363,889       1,040
    Deferred tax liability..............................   7       1,965,298       5,619    2,248,820       6,430
    Current portion of other long-term liability........           1,003,116       2,868      904,716       2,587
                                                                 -----------  ----------  -----------  ----------
        Total current liabilities.......................          25,194,572      72,036   23,940,660      68,450
                                                                 -----------  ----------  -----------  ----------
Long-term liabilities:
    Long-term debt......................................   8      36,479,831     104,303   38,911,153     111,254
    Long-term obligations under capital leases..........             704,971       2,016      668,702       1,912
    Deferred tax liability..............................   7       1,599,096       4,572    1,723,455       4,928
    Other long-term liability...........................             532,483       1,522      319,483         913
    Payable to related parties..........................   3         185,000         529      185,000         529
    Employee retirement benefits........................             520,832       1,489      541,578       1,548
    Long-term provisions................................             203,270         581      211,367         604
                                                                 -----------  ----------  -----------  ----------
        Total liabilities...............................          65,420,055     187,048   66,501,398     190,138
                                                                 -----------  ----------  -----------  ----------
Minority Interests......................................             650,969       1,861      612,979       1,753
                                                                 -----------  ----------  -----------  ----------
Shareholders' equity:
    Share capital.......................................           1,984,944       5,675    1,984,944       5,675
    Additional paid-in capital..........................          28,714,904      82,101   28,714,904      82,101
    Accumulated (deficit)...............................          (5,151,388)    (14,728)  (4,401,428)    (12,584)
                                                                 -----------  ----------  -----------  ----------
Total shareholders' equity..............................          25,548,460      73,048   26,298,420      75,192
                                                                 -----------  ----------  -----------  ----------
Commitments and contingencies:
        Total liabilities and shareholders' equity......          91,619,484     261,957   93,412,797     267,083
                                                                 ===========  ==========  ===========  ==========

   Exchange rate used for the convenience translation of the December 31, 1999 and March 31, 2000 balances is GRD 349.75 to $1.00.

    The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

 For the year ended December 31, 1999 and the three months ended March 31, 2000
                           (In thousands of drachmae)

                                                                          Accumulated (Deficit) Retained
                                                                                     Earnings
                                                                     ----------------------------------------
                                                                        Legal,
                                                                         Tax
                                                                         Free      Accumulated
                                                        Additional       and        (Deficit)
                                             Share        Paid in       Other        Retained                      Grand
                                            Capital       Capital      Reserves      Earnings         Total        Total
                                         ------------  ------------  -----------  --------------  -----------  ------------
Balance, December 31, 1999..............    1,984,944    28,714,904    2,852,605     (8,003,993)   (5,151,388)   25,548,460

    Net income for the three
        months (unaudited)..............            -             -            -         749,960      749,960       749,960
                                         ------------  ------------  -----------  --------------  -----------  ------------
Balance, March 31, 2000
(unaudited).............................    1,984,944    28,714,904    2,852,605      (7,254,033)  (4,401,428)   26,298,420
                                         ============  ============  ===========  ==============  ===========  ============

    The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

               For the three months ended March 31, 1999 and 2000
                   (In thousands of drachmae and U.S. dollars)

                                                                             Unaudited March 31,
                                                                   ------------------------------------------
                                                                      1999                    2000
                                                                   ----------       -------------------------
                                                                      (GRD)             (GRD)         ($)
Cash flows from operating activities:
   Net income.................................................        767,437           749,960         2,144
   Adjustments to reconcile net income to net cash:
     Deferred income taxes....................................        588,695           459,010         1,312
     Minority interest in loss of consolidated entity.........              -           (37,990)         (109)
     Equity in net income of unconsolidated affiliate.........        (15,385)           (2,677)           (8)
     Amortization and write-off of debt issuance
     expenses.................................................        112,492            56,685           162
     Amortization of premium on foreign exchange
       contract and loss on option............................        854,584                 -             -
     Depreciation of property and equipment and
       capital leases and amortization of programming
       costs, goodwill and other intangibles..................      3,304,964         3,529,344        10,091
     Provision for other long-term obligations................         18,295             8,097            23
     Provision for employee retirement benefits...............          8,608            16,996            49
     Change in current assets and liabilities:
         (Increase) in accounts and other receivable..........     (1,985,559)       (3,046,926)       (8,712)
         (Increase) in due from related parties...............       (448,490)         (242,468)         (693)
         (Increase) in programming costs......................     (3,360,720)       (3,680,429)      (10,523)
         (Increase) decrease in prepaid and licensed
           programming expenditures...........................        (65,011)           87,644           251
         (Decrease) in trade accounts, notes and
           cheques payable....................................       (377,417)         (565,802)       (1,618)
         Increase (decrease) in licensed program payable......         30,208          (530,648)       (1,517)
         Increase in inventories..............................              -          (306,436)         (876)
         (Decrease) in accrued expenses and other
           liabilities........................................     (3,619,757)       (1,327,812)       (3,796)
         Increase in income taxes payable.....................              -            13,342            38
         Other, net...........................................       (438,209)           90,574           259
                                                                   ----------       -----------    ----------
              Total adjustments...............................     (5,392,702)       (5,479,496)      (15,667)
                                                                   ----------       -----------    ----------
Net cash (used) in operating activities.......................     (4,625,265)       (4,729,536)      (13,523)
                                                                   ----------       -----------    ----------
Cash flows from investing activities:
   Deposit for the right of acquisition.......................              -        (3,000,000)       (8,577)
   Acquisition of subsidiary, net of cash.....................              -           (42,065)         (120)

                                 ANTENNA TV S.A.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

               For the three months ended March 31, 1999 and 2000
                   (In thousands of drachmae and U.S. dollars)

                                                                             Unaudited March 31,
                                                                   ------------------------------------------
                                                                      1999                    2000
                                                                   ----------       -------------------------
                                                                      (GRD)             (GRD)         ($)
   Dividends received.........................................              -            70,890           203
   Purchase of fixed assets...................................        (69,753)         (867,619)       (2,481)
                                                                   ----------       -----------    ----------
Net cash (used) in investing activities.......................        (69,753)       (3,838,794)      (10,975)
                                                                   ----------       -----------    ----------
Cash flows from financing activities:
   Issuance of common shares..................................     25,356,339                 -             -
   Redemption of Senior Notes.................................     (1,185,994)                -             -
   Increase in bank overdrafts and short term borrowings, net.         15,297           484,204         1,384
   (Increase) decrease in restricted cash.....................       (264,398)          104,745           300
   Repayments of capital lease obligations....................        (57,891)          (45,469)         (130)
                                                                   ----------       -----------    ----------
Net cash provided by financing activities.....................     23,863,353           543,480         1,554
                                                                   ----------       -----------    ----------
Effect of exchange rate changes on cash.......................      2,496,463         2,431,322         6,952
Increase (decrease) in cash...................................     21,664,798        (5,593,528)      (15,992)
Cash at beginning of year.....................................     11,300,087        31,772,162        90,842
                                                                   ----------       -----------    ----------
Cash at end of year...........................................     32,964,885        26,178,634        74,850
                                                                   ==========       ===========    ==========
Supplemental disclosure of cash flow information:
   Cash paid for interest.....................................      1,646,684         1,950,067         5,576
   Cash paid for income taxes.................................              -                 -             -

    Exchange rate used for the convenience translation of the March 31, 2000 balances is GRD 349.75 to $1.00.

    The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

I.       Summary of Significant Accounting Policies

         Basis of Presentation

         The consolidated financial statements and related notes at March 31, 2000 and for the three months ended March 31, 1999 and 2000 are unaudited and prepared in conformity with the accounting principles applied in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1999. In the opinion of management, such interim financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results for such periods. The results of operations for the three months ended March 31, 2000 are not necessarily indicative of the results to be expected for the full year or any other interim period.

         Acquisitions of Entities Under Common Control

         On May 6, 1999, the Company acquired the following interests: a 51% interest in Audiotex S.A. ("Audiotex"), a company that generates revenue from the sale of audiotext (for a purchase price of $7.25 million); a 99.97% interest in Antenna R.T. Enterprises ("Antenna Radio"), which owns Antenna FM (97.1 FM), a combination news/talk and music radio station serving the greater Athens area (for a purchase price of $16.25 million plus the assumption of approximately $5.2 million of indebtedness); a 100% interest in Antenna Spoudastiki Ltd. ("Antenna Spoudastiki"), which operates a training center for journalists and other media personnel (for a purchase price of $6.0 million); and a 100% interest in Pacific Broadcast Distribution Ltd. ("Pacific Broadcast"), which rebroadcasts the Company's programming in Australia through a joint venture (for a purchase price of $3.5 million). Each of the companies whose interests were acquired was previously affiliated with or controlled by members of the family of Mr. Minos Kyriakou, the Company's Chairman and Chief Executive Officer.

         These business combinations were among companies under common control and have been accounted for "as if" a pooling of interest had occurred for periods subsequent to September 1, 1998, the date that the companies came under common control for accounting purposes. Accordingly, the balance sheet as at December 31, 1998 and the consolidated statements of operations, cash flows and shareholders' equity for the year ended December 31, 1998 have been restated. Because the business combinations are among companies under common control they have been consolidated based upon their book value and historical results of operations, respectively. The cash amounts paid for the companies acquired, in excess of their book values, have been treated as a dividend to the selling shareholders.

         The total purchase price of all the businesses amounted to $38.2 million, comprised of cash consideration of $33.0 million and the assumption of $5.2 million of debt. The total cash purchase price of GRD 10,040 million exceeded the book value of the acquired companies by GRD 11,969 million ($34.2 million), resulting in a deemed dividend to the shareholders.

         Acquisitions of Unrelated Businesses

         On October 27, 1999, Antenna T.V. purchased a 51% interest in Daphne Communications S.A. ("Daphne"), a Greek publishing company, for a total consideration of GRD 1,210 million. This acquisition was accounted for using the purchase method and, accordingly, the net assets acquired have been recorded at their fair value and the results of their operations are included from the date of acquisition. Based on estimates of fair value, GRD 300 million has been allocated to net tangible assets, GRD 200 million to magazine rights and GRD 787 million to goodwill.

         On February 7, 2000 Antenna TV acquired the 49% interest in Audiotex that it did not already own from Legion International S.A., a Lagardere Group company, for total consideration of GRD 55 million and an increase in the royalty fee to Legion International S.A. from 7.5% to 12% of Audiotex's annual revenue for 10 years. The term of the amended royalty agreement is from January 1, 2000 to January 1, 2010. This acquisition was accounted for using the purchase method and, accordingly, the net assets acquired have been recorded at their fair value and the results of their operations are included from the date of acquisition. Based on estimates of fair value, GRD 53 million has been allocated to goodwill. The incremental increase in the royalty payment of 4.5% for the next five years and the payment of a 12% royalty fee for an additional five years represents the additional consideration payable for the acquired interest and will be recorded as an additional element of the cost of the acquired entity (i.e., goodwill) and will be amortized over 10 years. Audiotext's revenues for the year ended December 31, 1999 were GRD 855 million. Assuming revenues of the same amount over the next 10 years, the additional consideration paid would be approximately GRD 706. However, the ultimate amount will only be determined at the end of each period. The additional elements of cost will be recorded when the contingency is resolved and the consideration is issuable.

         On March 2, 2000, the Company entered into an agreement with MEAGA S.A. a Greek company which is listed on the Athens Stock Exchange, to acquire approximately 70% of MEAGA, subject to the completion of due diligence by Antenna and receipt of regulatory approvals and consents. In connection with this transaction, MEAGA will sell its existing businesses to third party purchasers and the proceeds will be applied to repay all outstanding indebtedness of MEAGA. As a result, just prior to the acquisition, MEAGA will have no assets or liabilities. In exchange for its interest in MEAGA, Antenna will transfer stakes in four of its subsidiaries, Antenna Radio, Antenna Spoudastiki, Audiotex and Daphne, to MEAGA. Following the completion of the acquisition, the assets and liabilities of MEAGA will be comprised of the historical book values of the businesses contributed by Antenna. The consolidated financial statements of Antenna TV will reflect a charge to recognize the cost of the disposition of the interest transferred to the minority shareholders and a corresponding recognition of a minority interest in the consolidated balance sheet. Regulatory approvals and consents for this transaction have not yet been obtained.

         Principles of Consolidation

         The consolidated financial statements of the Company include all of its significant majority-owned subsidiaries. Affiliated companies in which the Company does not own a controlling interest or for which the minority shareholders have significant veto rights over operating decisions are accounted for using the equity method.

         Deferred Charges

         The expenses incurred in connection with the issuance and distribution of the Company's 9% Senior Notes due 2007 (the "Senior Notes"), issued on August 12, 1997, were capitalized and are being amortized over the term of the Senior Notes. Amortization for the three months ended March 31, 1999 and 2000 totaled GRD 57 million and GRD 57 million, respectively, and is included in interest expense in the accompanying unaudited consolidated statements of operations for the three months ended March 31, 1999 and 2000.

         Foreign Exchange Contracts

         Antenna enters into foreign exchange contracts to manage its exposure to foreign currency exchange and interest rate risks. Financial instruments are recorded on the balance sheet at their fair values unless they meet, for accounting purposes, certain hedging criteria. A foreign exchange contract is considered a hedge of an identifiable foreign currency commitment if (i) the contract is designated as, and is effective as, a hedge of currency commitment and (ii) the foreign currency commitment is firm. Gains and losses on foreign exchange contracts meeting these hedge accounting criteria are deferred and included in the measurement of the related foreign currency transaction. Losses are not deferred if, however, it is estimated that the deferral would lead to recognition of losses in later periods.

         Antenna was a party to an $87 million forward contract with the Royal Bank of Scotland, to hedge elements of its currency exposure on a portion of the principal and interest payable of its U.S. dollar denominated debt. The term of the contract covered the period from May 15, 1998 to May 15, 1999. The forward rate was 334 drachmae to the dollar and the spot rate on the contract's effective date was 310 drachmae to the dollar. The premium (representing the difference between the spot rate on the contract's effective date and the forward rate), aggregating GRD 2,088 million, was amortized over the term of the contract. Of this amount, GRD 522 million was recognized for the three months ended March 31, 1999. There was no amortization for the three months ended March 31, 2000 as the forward contract expired on May 15, 1999. In addition, foreign exchange gains or losses on the Company's non-drachma denominated indebtedness (currently, the Senior Notes) were partially offset by corresponding losses or gains on the forward contract's notional amount.

         Options

         Antenna was a party to an option agreement with the Royal Bank of Scotland to sell $104 million at a rate of 280 drachmae to the dollar in May 1999. The option had a maturity date that coincided with the maturity of the foreign exchange contract described above. The option was recorded on the balance sheet at its fair market value and was marked to market each accounting period with the resulting gain or loss being reflected in the consolidated statements of operations. During the three months ended March 31, 1999, GRD 333 million was recorded as part of the foreign exchange loss in the statement of operations. There was no mark to market adjustment for the three months ended March 31, 2000 because the option matured on May 15, 1999.

II.      Translations of Drachmae into U.S. Dollars

         The financial statements are stated in drachmae. The translations of drachmae into U.S. Dollars are included solely for the convenience of the reader, using the noon buying rate in New York on March 31, 2000, which was GRD
349.75 to $1.00. The convenience translations should not be construed as representations that the drachmae amounts have been, could have been, or could in the future be, converted into U.S. Dollars at this or any other rate of exchange.

III.     Due from Related Parties

         The Company sells advertising spots, licensing and distribution rights to certain related parties in the ordinary course of business. Furthermore, the Company also derives revenue from related parties by charging fees for the use of the Company's production facilities and technical and administrative services for the production of infomercials. Such related parties consist of companies which have common ownership and/or management with the Company. The Company believes that, in each case, the terms of such transactions are no less favorable than those that would be attainable by the Company in the ordinary course from unaffiliated third parties under similar circumstances.

         Balances from related companies are as follows:

                                                                      December 31,      Unaudited
                                                                          1999       March 31, 2000
                                                                     ------------------------------
                                                                              (in thousands)
Accounts Receivable
      Current:
         Antenna Satellite TV (USA) Inc..........................        1,882,116        2,203,566
         Audiotex................................................           76,208                -
         Epikinonia Ltd..........................................          314,172          186,205
         Antenna Satellite Radio.................................           58,655           64,539
         Antenna TV Ltd. (Cyprus)................................          938,770          895,136
         Catalogue Auctions Hellas S.A...........................           30,439                -
                                                                         ---------        ---------
                                                                         3,300,360        3,349,446
                                                                         =========        =========
      Long-term:
         Antenna Satellite TV (USA) Inc..........................        3,276,667        3,258,801
                                                                         =========        =========
Advances
      Current:
         Catalogue Auctions Hellas S.A...........................          156,660          160,460
                                                                         =========        =========
      Long-term:
         Antenna TV Ltd. (Cyprus)................................          120,979          120,979
         Epikinonia Ltd..........................................           34,158            6,158
         JVFM-Epikinonia.........................................           18,000           23,000
                                                                         ---------        ---------
                                                                           173,137          150,137
                                                                         =========        =========
Accounts payable
      Current:
         Payable to minority shareholders of Daphne..............           68,823                -
                                                                         =========        =========
      Long-term:
         Payable to minority shareholders of Daphne..............          185,000          185,000
                                                                         =========        =========

                                                                       Unaudited Three Months
                                                                          Ended March 31,
                                                                 ----------------------------------
                                                                       1999             2000
                                                                 ----------------------------------
Revenue                                                                    (in thousands)
      Epikinonia Ltd. (Production facilities and technical and
         administrative services)................................           97,665          149,000
      Antenna Satellite TV (USA) Inc. (License fees).............          245,456           72,450
      Antenna Satellite Radio....................................                -            9,018
      Antenna TV Ltd. (Cyprus) (Royalties).......................           74,709           81,858
                                                                           -------          -------
                                                                           417,830          312,326
      Audiotex (Related party commission income).................          145,316           47,875
                                                                           -------          -------
                                                                           563,146          360,201
                                                                           =======          =======

IV.      Programming Costs

         The following table sets forth the components of the programming costs, net of amortization:

                                                                December 31,                Unaudited
                                                                    1999                 March 31, 2000
                                                           -----------------------  -----------------------
                                                                            (in thousands)
         Produced programming..............................             13,929,446               14,953,861
         Purchased sports rights...........................              1,861,640                1,368,903
         Licensed program rights...........................              2,016,979                1,960,526
         Prepaid license program rights....................                845,979                  818,991
         Prepaid produced programs and sports..............                822,796                  818,593
                                                           -----------------------  -----------------------
                                                                        19,476,840               19,920,874
         Less: current portion.............................            (11,824,168)             (12,094,085)
                                                           -----------------------  -----------------------
                                                                         7,652,672                7,826,789
                                                           =======================  =======================

V.       Intangibles

                                                                December 31,                Unaudited
                                                                    1999                 March 31, 2000
                                                           -----------------------  -----------------------
                                                                            (in thousands)
         Goodwill..........................................                786,561                  839,295
         Magazine rights...................................                200,000                  200,000
                                                                        ----------               ----------
                                                                           986,561                1,039,295
         Accumulated amortization..........................                (16,000)                 (33,593)
                                                                        ----------               ----------
                                                                           970,561                1,005,702
                                                                        ==========               ==========

VI.      Other Assets

         Other assets are analyzed as follows:

                                                                December 31,                Unaudited
                                                                    1999                 March 31, 2000
                                                           -----------------------  -----------------------
                                                                            (in thousands)
         Advance for the right to acquire an interest in
         Macedonia TV......................................                      -                3,000,000
         Guarantee deposits................................                137,849                  144,830
                                                                        ----------               ----------
                                                                           137,849                3,144,830
                                                                        ==========               ==========

         On February 24, 2000 the Company advanced GRD 3 billion in exchange for the right to acquire a controlling interest in Macedonia TV, one of the six Greek commercial TV broadcasters with a nationwide license. This right gives Antenna the ability to acquire a 51% interest in Macedonia TV from its three shareholders for a total consideration equal to the advance payment. The Company may acquire this interest within the next three years, but may only do so if and when Greek law permits a broadcaster and/or its shareholders to own or control two licensed free to air television broadcast companies. If the interest is not acquired, Antenna will be refunded all amounts paid and will be granted a right of first refusal over any future transfers of the 51% interest.

VII.     Deferred Income Taxes

         The deferred income taxes relate to the temporary differences between the book values and the tax bases of assets and liabilities. Significant components of the Company's deferred tax liabilities and assets as at December 31, 1999 and March 31, 2000 are summarized below (the tax rate in effect at December 31, 1999 and March 31, 2000 was 40%):

                                                                December 31,                Unaudited
                                                                    1999                 March 31, 2000
                                                           -----------------------  -----------------------
                                                                            (in thousands)
Deferred tax liabilities
    Intangible and tangible assets.........................                200,000                  190,600
    Programming costs......................................              4,250,918                4,877,370
    Reserves...............................................                430,348                  430,348
    Reserves taxed in a special way........................                233,826                  233,826
    Deferred charges.......................................                299,383                  322,056
    Leased assets..........................................                519,016                  496,619
    Deferred interest on finance leases....................                  5,936                    2,450
    Customer advances and accounts payable.................                528,673                  521,248
    Accrued expenses and other liabilities.................                 29,359                   29,360
                                                                        ----------               ----------
Gross deferred tax liabilities.............................              6,497,459                7,103,877
                                                                        ==========               ==========
Deferred tax assets
    Property and equipment.................................                 32,718                   31,503
    Start up costs.........................................              1,134,659                1,120,102
    Long term liability....................................                 17,600                   17,600
    Long term lease liability..............................                165,265                  147,547
    Short-term lease liability.............................                130,962                  127,893
    Long-term receivables..................................              1,209,309                1,209,309
    Deferred revenue.......................................                  5,000                    4,300
    Accounts receivable....................................                555,788                  596,158
    Employee retirement benefits...........................                208,333                  215,131
    Other assets...........................................                407,126                  596,977
    Other provisions.......................................                233,532                  237,132

                                                                December 31,                Unaudited
                                                                    1999                 March 31, 2000
                                                           -----------------------  -----------------------
                                                                            (in thousands)
    Accrued expenses and other.............................                329,413                  275,855
    Net operating losses...................................                 93,350                   93,350
                                                                        ----------               ----------
Gross deferred tax assets..................................              4,523,055                4,672,857
                                                                        ----------               ----------
Less: valuation allowance..................................             (1,193,288)              (1,193,288)
                                                                        ----------               ----------
Net deferred tax liability.................................             (3,167,692)              (3,624,308)
                                                                        ==========               ==========

         Long term receivables give rise to a tax asset principally due to certain long-term agreements that have not satisfied all of the revenue recognition criteria of SFAS No. 53. Such agreements, however, are taxable by the local Greek authorities.

         The classification of deferred income taxes in the accompanying balance sheets is as follows:

                                                                December 31,                Unaudited
                                                                    1999                 March 31, 2000
                                                           -----------------------  -----------------------
                                                                            (in thousands)
Net current deferred tax liability.........................             (1,965,298)              (2,248,820)
                                                                        ==========               ==========
Net non-current deferred tax liability.....................             (1,599,096)              (1,723,455)
                                                                        ==========               ==========
Net non-current deferred tax asset.........................                396,702                  347,967
                                                                        ==========               ==========

         The provision for income taxes reflected in the accompanying statements of operation is analyzed as follows:

                                                                                     Unaudited Three Months
                                                                                         Ended March 31,
                                                                             -------------------------------------
                                                                                    1999               2000
                                                                             ------------------ ------------------
                                                                                         (in thousands)
Current.....................................................................             37,814             44,981
Deferred income taxes.......................................................            588,695            459,010
                                                                                        -------            -------
Provision income taxes......................................................            626,509            503,991
                                                                                        =======            =======

         The reconciliation of the provision for income taxes to the amount determined by the application of the Greek statutory tax rate of 40% in 1998 and 1999 to pre-tax income is summarized as follows:

                                                                                     Unaudited Three Months
                                                                                         Ended March 31,
                                                                             -------------------------------------
                                                                                    1999               2000
                                                                             ------------------ ------------------
                                                                                         (in thousands)
Tax provision at statutory rate.............................................            555,578            501,580
Goodwill amortization.......................................................               -                 4,450
Interest income.............................................................            (39,357)           (49,632)
Disallowed prior period expenses and non-deductible general expenses........             59,230             28,495
Loss  not subject to income tax.............................................             49,058             19,098
                                                                                        -------            -------
                                                                                        626,509            503,991
                                                                                        =======            =======

         Interest income is taxed at a lower rate (15%) than operating income. Disallowed prior period expenses relate to invoices for goods or services that were not received prior to the preparation of the tax returns and that relate to prior year expenses (i.e. invoices received in February that relate to services rendered in December of prior year). Non-deductible general expenses relate primarily to certain car, meals and entertainment expenses.

         In Greece, amounts reported to the tax authorities are provisional until such time as the books and records of the entity are inspected by the tax authorities. Greek tax laws and related regulations are subject to interpretation by the tax authorities. The Company has been audited by the tax authorities up to 1992. Management believes that the amounts accrued will be sufficient to meet its tax obligations.

         The ultimate outcome of additional tax assessments may vary from the amounts accrued, but management believes that any additional tax liability over and above the amount accrued would not have a material adverse impact on the Company's results of operations or financial position.

         The deferred income taxes relate to the temporary differences between the book value and tax basis of assets and liabilities. Significant components of the Company's deferred tax liabilities and assets are analyzed above.

VIII.    Long-term Debt

         Long-term debt consists of:

                                                                                 Unaudited
                                                               December 31,      March 31,
                                                                   1999            2000
                                                               ------------    ------------
                                                                      (in thousands)
Senior Notes due 2007 issued on August 12, 1997. Interest on the Notes is paid semi-annually in February and
         August, commencing February 1, 1998, at a rate of
         9% per annum. The Senior Notes are redeemable, in
         whole or in part, at the option of the Company at any
         time on or after August 1, 2002.......................  36,479,831      38,911,153

         Interest expense relating to the Senior Notes for the three months ended March 31, 1999 and 2000 totaled GRD 769 million and 903 million, respectively, and is included in interest expense in the accompanying consolidated statements of operations.

         On March 19, 1999 and March 25, 1999, the Company repurchased GRD 447 million ($1.5 million) and GRD 739 million ($2.4 million), respectively, of the Senior Notes, with accrued interest of GRD 17 million ($0.05 million) to the date of repurchase. The early extinguishment of the Senior Notes resulted in a charge of GRD 19 million ($0.06 million) consisting of the following:

                                                               Unaudited
                                                             March 31, 1999
                                                        ------------------------
                                                             (in thousands)
Discount on prepayment of Senior Notes..................               36,890
Write-off of related unamortized debt issuance costs....              (55,809)
                                                        ------------------------
                                                                      (18,919)
                                                        ========================

         The indebtedness evidenced by the Senior Notes constitutes a general unsecured senior obligation of the Company and ranks pari passu in right of payment with all other senior indebtedness and senior in right of payment to all subordinated indebtedness of the Company. The indenture with respect to the Senior Notes contains certain covenants and restrictions that, among other things, limit the type and amount of additional indebtedness that may be incurred by the Company and impose certain limitations on investments, loans and advances, sales or transfers of assets, dividends and other payments, the ability of the Company to enter into sale-leaseback transactions, certain transactions with affiliates and certain mergers.

IX.      Foreign Exchange gains (losses)

         Foreign exchange gains (losses) included in the consolidated statements of operations are analyzed as follows:

                                                                  Unaudited Three Months
                                                                      Ended March 31,
                                                          -------------------------------------
                                                                 1999               2000
                                                          ------------------ ------------------
                                                                      (in thousands)
Foreign exchange gain on forward contract representing
    difference between balance sheet rate and forward rate
    (U.S.$)...............................................         2,065,644                  -
Amortization of the premium on foreign exchange contract..          (522,000)                 -
Mark to market adjustment on option.......................          (332,584)                 -
Unrealized foreign exchange loss on Senior Notes (U.S.$)..        (2,496,463)        (2,431,322)
Unrealized foreign exchange gain on cash, receivables and
    payables denominated in foreign currencies (U.S.$) and
    realized (losses) gains on transactions...............         1,374,999          1,022,653
                                                          ------------------ ------------------
                                                                      89,596         (1,408,669)
                                                          ================== ==================

X.       Segment Information

         The Company's reportable segments are: Television, Radio, Pay Television, Journalism and Magazines. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Identifiable assets by segment are those assets that are used in the operations of that business. Sales are attributed to countries based on selling location.


                                                           Unaudited Three Months Ended March 31, 1999
                                ----------------------------------------------------------------------------------------------------
                                                                    Pay          Journalism
                                   Television       Radio        Television        School
                                ----------------------------------------------------------------------------------------------------
                                                                                                Elimination of
                                    Antenna        Antenna        Pacific         Antenna        related party
                                       TV           Radio        Broadcast      Spoudastiki    revenue/expenses         Total
                                    (Greece)       (Greece)     (Australia)       (Greece)          /assets         consolidated
                                ---------------- ------------ ---------------- -------------- -------------------  ---------------
                                                                          (in thousands)
Advertising revenue............        7,209,464      414,483                -              -                            7,623,947
Related party sales............          691,350        1,788                -              -            (275,308)         417,830
Other revenue..................           60,161            -           43,213         67,890                   -          171,264
                                ---------------- ------------ ---------------- -------------- -------------------  ---------------
Total revenues.................        7,960,975      416,271           43,213         67,890            (275,308)       8,213,041
Depreciation and amortization            145,970       11,390            8,935          1,000                   -          167,295
Amortization of
   programming costs...........        3,137,669            -                -              -                   -        3,137,669
Operating income...............        2,288,643       72,462         (111,816)        10,169            (137,845)       2,121,613
                                ---------------- ------------ ---------------- -------------- -------------------  ---------------
Equity in net income
   of unconsolidated affiliate.           15,385            -                -              -                   -           15,385
Related party
   commission income...........          137,845        7,471                -              -                   -          145,316
Interest expense, net..........         (633,121)     (51,567)            (381)             -                   -         (685,069)
Foreign exchange
   gains (losses), net.........          114,541      (14,496)         (10,449)             -                   -           89,596

Other income (expense), net....         (294,846)       1,951                -              -                   -         (292,895)
                                ---------------- ------------ ---------------- -------------- -------------------  ---------------
Income (loss) before tax.......        1,628,447       15,821         (122,646)        10,169            (137,845)       1,393,946
Net income (loss)..............        1,012,438        9,071         (122,646)         6,419                   -          767,437
                                ---------------- ------------ ---------------- -------------- -------------------  ---------------
   Total assets at
     March 31, 1999............       83,018,578    1,886,240          467,343        111,389          (1,394,146)      84,089,404
                                ================ ============ ================ ============== ===================  ===============


                                                       Unaudited Three Months Ended March 31, 2000
                     --------------------------------------------------------------------------------------------------------------
                                                     Pay        Journalism
                      Television      Radio       Television      School       Magazines
                     --------------------------------------------------------------------------------------------------------------
                                                                                                         Elimination
                                                                                                          of related
                                                                                                            party
                        Antenna      Antenna       Pacific       Antenna                                   revenue/
                          TV          Radio       Broadcast    Spoudastiki      Daphne       Audiotex     expenses/        Total
                       (Greece)      (Greece)    (Australia)     (Greece)      (Greece)      (Greece)       assets     consolidated
                     ------------- ------------  ------------ -------------- -------------  ----------- -------------- ------------
                                                                      (in thousands)
Advertising
  revenue...........     8,195,009      418,779             -              -       311,134            -              -    8,924,921
Related party sales.       528,907       10,455             -              -           699            -       (227,735)     312,326
Publication
  revenue...........             -            -             -              -     1,946,079            -              -    1,946,079
Other revenue.......
                            57,305        9,137        24,789         70,020        59,694      110,763              -      331,708
                     ------------- ------------  ------------ -------------- -------------  ----------- -------------- ------------
Total revenues......     8,781,221      438,371        24,789         70,020     2,317,606      110,763       (227,735)  11,515,034
Depreciation and
  amortization......       168,601       10,746         8,966          2,124       183,361        6,795              -      380,593
Amortization of
  programming costs.     3,148,751            -             -              -             -            -              -            -
                     ------------- ------------  ------------ -------------- -------------  ----------- -------------- ------------
Operating income....     2,924,521       78,945         4,415        (32,267)          720       (1,231)       (29,451)   2,945,652
Equity in net
  income of
  unconsolidated
  affiliate.........         2,677            -             -              -             -            -              -        2,677
Related party
  commission
  income............        47,875            -             -              -             -            -              -       47,875
Interest expense,
  net...............      (214,876)       1,021        (1,636)             -      (148,776)         (69)             -     (364,336)
Foreign exchange
  losses, net.......    (1,329,150)     (29,262)      (50,526)             -           268            -              -   (1,408,669)
Other income
  (expense), net....       (12,681)          39             -            (10)        5,413            -              -       (7,238)
Minority interest in
  loss of
  consolidated
  subsidiary, net...             -            -             -              -        37,990            -              -       37,990
                     ------------- ------------  ------------ -------------- -------------  ----------- -------------- ------------
Income (loss)
  before tax........     1,418,367       50,742       (47,746)       (32,276)     (104,385)      (1,301)       (29,451)   1,253,951
Net income (loss)...       847,844       16,378       (47,746)       (20,108)      (77,530)        (726)        31,848      749,960
Segment assets
  Total assets at
    March 31, 2000..    94,696,179    2,004,174       519,493        155,146     9,760,068      405,925    (14,128,188)  93,412,797
                     ============= ============  ============ ============== =============  =========== ============== ============

Information with respect to geographical regions is as follows:

                                                                  Unaudited Three Months
                                                                      Ended March 31,
                                                          -------------------------------------
                                                                 1999               2000
                                                          ------------------ ------------------
                                                                      (in thousands)
Revenue:
Domestic..................................................         7,849,663         11,326,919
International:
    Related parties.......................................           320,165            163,326
    Third parties.........................................            43,213             24,789
                                                          ------------------ ------------------
                                                                   8,213,041         11,515,034
                                                          ================== ==================

                                                  As of December 31, 1999
                     ----------------------------------------------------------------------------------
                                                     Pay        Journalism
                      Television      Radio       Television      School       Magazines
                     ----------------------------------------------------------------------------------
                        Antenna      Antenna       Pacific       Antenna
                          TV          Radio       Broadcast    Spoudastiki      Daphne         Total
                       (Greece)      (Greece)    (Australia)     (Greece)      (Greece)    consolidated
                     ------------- ------------  ------------ -------------- ------------- ------------
                                                       (in thousands)
Long-lived assets:
Domestic............     9,801,781      114,029             -         21,751     2,486,544   12,424,105
International.......             -            -       354,054              -             -      354,054


                                                       Unaudited as of March 31, 2000
                      -------------------------------------------------------------------------------------------------
                                                      Pay        Journalism
                       Television      Radio       Television      School       Magazines
                      ------------- ------------  ------------ -------------- -------------  ----------- --------------
                         Antenna      Antenna       Pacific       Antenna
                           TV          Radio       Broadcast    Spoudastiki      Daphne       Audiotex       Total
                        (Greece)      (Greece)    (Australia)     (Greece)      (Greece)      (Greece)    consolidated
                      ------------- ------------  ------------ -------------- -------------  ----------- --------------
                                                               (in thousands)
Long-lived assets:
Domestic............     10,478,630      105,437             -         23,805     2,505,295       33,820     13,146,987
International.......              -            -       345,088              -             -            -        345,088

XI.      Other (Expense)

         Other expense, net is analyzed as follows:

                                                              Unaudited Three Months
                                                                  Ended March 31,
                                                      -------------------------------------
                                                             1999               2000
                                                      ------------------ ------------------
                                                                 (in thousands)
Start-up costs related to direct-to-home business.....          (257,000)                -
Change related to early extinguishment of Senior Notes           (18,919)                -
Other, net............................................           (16,976)           (7,238)
                                                      ------------------ -----------------
                                                                (292,895)           (7,238)
                                                      ================== =================

XII.     Subsequent Events

         On April 12, 2000, the Company announced that it had entered into a memorandum of understanding with Internet Gold International Ltd., a subsidiary of Internet Gold, to jointly undertake various Internet-related activities. Internet Gold agreed to use its best efforts to cause one or more of the shareholders of CompuLink Networks S.A., a Greek Internet service provider, to transfer to the Company a 20% stake in CompuLink for consideration of $1 million, $200,000 of which will be paid in cash and $800,000 of which will be paid in the form of advertising time on television and radio and in magazines. The Company and Internet Gold will also form two new joint venturees that will provide content for the Internet and one new joint venture that will be an Internet service provider in Cyprus.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

         The Company derives a substantial portion of its revenue from the sale of advertising (77.5% of total net revenue in the three months ended March 31, 2000). While the Company sells a significant portion of its available advertising time, it does not sell all of it. The Company uses a variety of means to utilize unsold advertising time in all time periods (commonly referred to as "dead time") to improve its operating results and cash flows. Such other sources include audiotext and infomercials. The Company derives revenue from its wholly-owned subsidiary, Audiotex, which generates audiotext revenue, and from an affiliated entity, Epikinonia Ltd., which produces infomercials and pays Antenna for production and technical support.

         The Company also derives revenue from royalties received from syndicating its own programming. Such programming sales are made to a variety of users, including a television network in Cyprus (operated by Antenna TV Ltd. (Cyprus), a company in which the General Manager of the Company is General Manager), and broadcasters targeting Greek-speaking viewers in the United States, Canada and Australia. Sales of programming to Greek-speaking viewers are made in the United States and Canada through an affiliated entity, Antenna Satellite TV (USA) Inc., and in Australia through the Company's wholly-owned subsidiary, Pacific Broadcast. In addition, selected news footage is sold to other news broadcasters around the world. The Company also expects to derive revenue from various other sources in the future.

         In October 1999, the Company acquired a 51% interest in Daphne, a Greek publishing company, for total consideration of approximately GRD 1.2 billion ($3.6 million) payable in the form of advertising airtime on Antenna's television and radio networks. The Company also derives revenue from the publication of a wide variety of Greek magazines focusing on subjects ranging from style and fashion to parenting, from politics to astrology and from entertainment to shipping and defense.

         The Company's revenue fluctuates throughout the year, with advertising revenue at its lowest level during the Company's third fiscal quarter (approximately 9.6% of total net revenue in Fiscal 1999), and at its highest level during the fourth fiscal quarter (approximately 32.3% of total net revenue in Fiscal 1999).

         Cost of sales includes the costs of acquiring foreign programming and Greek features, and the cost of gathering, producing and broadcasting news. Since the acquisition of Daphne in October 1999, cost of sales also includes publication costs. Selling, general and administrative expenses ("SG&A") includes payroll costs and sales, marketing and promotion costs, the broadcast license fee and other operating and administrative expenses.

         Programming costs generally either are expensed as cost of sales in the year incurred or capitalized and amortized over a period of three to four years. Programs that are expensed in the current period include news programs and a portion of acquired programming (principally Greek features). For such programming, substantially all of the value is realized upon the initial broadcast, either because of the topical nature of the programming or, in the case of acquired programming, contractual limitations on subsequent broadcasts. Acquired foreign programs, which have contracts limiting the Company to a specific number of broadcasts during their term (usually two broadcasts during a two-or three-year period), are expensed in equal portions each time the program is broadcast. The costs of other programming, such as series, soap operas, shows, and made-for-television movies, where substantial value can be realized through multiple broadcasts or syndication, are capitalized as an asset and amortized, unless the Company determines during the current period that a program is unlikely to generate revenue in future periods, in which case the associated costs are expensed in the current period.

         The Company follows U.S. Financial Accounting Standards Board Statement No. 53 Financial Reporting by Producers and Distributors of Motion Picture Films ("SFAS 53") regarding the amortization of programming production and acquisition costs. Consequently, all direct and certain indirect production costs (other than in respect of news and similar programming) are capitalized as investment in programs. These costs are stated at the lower of unamortized cost or estimated net realizable value. Under SFAS 53, estimated total production costs for an individual program or series are amortized in the proportion that the revenue realized relates to management's estimate of the total future revenue expected to be generated from such program or series based upon past experience. Estimates of future revenues are reviewed periodically in relation to historical revenue trends and the amortization of programming costs is adjusted accordingly. To the extent such estimates differ from the actual results, such amortization periods will be adjusted. Such adjustments could have a material adverse effect on the Company's financial condition and results of operations.

         An important component of the Company's strategy for maximizing operating performance and long-term profitability is to continue making investments in programming to build up its own programming library. It has implemented this strategy over the past few years by significantly increasing its programming expenditures. The Company retains all rights to the programming in its library and believes that such rights may represent values in excess of net book value. Such value is demonstrated by the advertising revenue that the Company generates from rebroadcasting programming produced in prior years and from programming syndicated to other networks, including, in each case, programming for which the production costs have been fully amortized. In certain cases, advertising revenue has exceeded the advertising revenue generated from the initial broadcast. The Company expects to continue to expand its programming library and to exploit the library through the airing of reruns and the distribution and syndication of broadcast rights to third parties. Programming from the library is broadcast to Greeks abroad through third parties and in the future will also be broadcast directly. Management will continue to evaluate the total estimated revenues as new markets are entered and revenues are realized.

         In March 1999, the Company raised net proceeds of $86.5 million in an initial public offering (the "IPO") of 7,700,000 American Depositary Shares ("ADSs"), representing 3,850,000 shares of its capital stock, nominal value GRD 100 per share. On May 6, 1999, the Company utilized a portion of the net proceeds it received from the IPO to acquire the following interests: a 51% interest in Audiotex (for a purchase price of $7.25 million); a 99.97% interest in Antenna Radio, which owns Antenna FM (97.1 FM), a combination news/talk and music radio station serving the greater Athens area (for a purchase price of $16.25 million plus the assumption of approximately $5.2 million of indebtedness); a 100% interest in Antenna Spoudastiki Ltd., which operates a training center for journalists and other media personnel (for a purchase price of $6.0 million); and a 100% interest in Pacific Broadcast, which rebroadcasts the Company's programming in Australia through a joint venture (for a purchase price of $3.5 million). Each of the companies whose interests were acquired was previously affiliated with or controlled by members of the family of Mr. Minos Kyriakou, the Company's Chairman and Chief Executive Officer.

         These business combinations were among companies under common control and have been accounted for "as if" a pooling of interest had occurred for periods subsequent to September 1, 1998, the date that the companies came under common control for accounting purposes. Accordingly, the balance sheet as at December 31, 1998 and the consolidated statements of operations, cash flows and shareholders' equity for the year ended December 31, 1998 have been restated. Because the business combinations were among companies under common control they have been consolidated based upon their book value and historical results of operations, respectively. The cash amounts paid for the companies acquired, in excess of their book values, have been treated as a dividend to the selling shareholders.

         On February 7, 2000, the Company acquired the 49% interest in Audiotex that it did not already own from Legion International S.A., a Lagardere Group company, for total consideration of GRD 55 million and an increase in the royalty fee to Legion International S.A. from 7.5% to 12.0% of Audiotex's annual revenue for 10 years. The term of the amended royalty agreement is from January 1, 2000 to January 1, 2010. This acquisition was accounted for using the purchase method and, accordingly, the net assets acquired have been recorded at their fair value and the results of their operations are included from the date of acquisition. Based on estimates of fair value, GRD 53 million has been allocated to goodwill. The incremental increase in the royalty payment of 4.5% for the next five years and the payment of a 12% royalty fee for an additional five years represents the additional consideration payable for the acquired interest and will be recorded as an additional element of the cost of the acquired entity (i.e., goodwill) and will be amortized over 10 years. Audiotext's revenues for the year ended December 31, 1999 were GRD 855 million. Assuming revenues of the same amount over the next 10 years, the additional consideration paid would be approximately GRD 706. However, the ultimate amount will only be determined at the end of each period. The additional elements of cost will be recorded when the contingency is resolved and the consideration is issuable.

         On February 24, 2000 the Company advanced GRD 3 billion in exchange for the right to acquire a controlling interest in Macedonia TV, one of the six Greek commercial TV broadcasters with a nationwide license. This right gives Antenna the ability to acquire a 51% interest in Macedonia TV from its three shareholders for a total consideration equal to the advance payment. The Company may acquire this interest within the next three years, but may only do so if and when Greek law permits a broadcaster and/or its shareholders to own or control two licensed free to air television broadcast companies. If the interest is not acquired, Antenna will be refunded all amounts paid and will be granted a right of first refusal over any future transfers of the 51% interest. The advance is reflected as a long-term asset on the consolidated balance sheet.

         On March 2, 2000, the Company entered into an agreement with MEAGA S.A. a Greek company which is listed on the Athens Stock Exchange, to acquire approximately 70% of MEAGA, subject to the completion of due diligence by Antenna and receipt of regulatory approvals and consents. In connection with this transaction, MEAGA will sell its existing businesses to third party purchasers and the proceeds will be applied to repay all outstanding indebtedness of MEAGA. As a result, just prior to the acquisition, MEAGA will have no assets or liabilities. In exchange for its interest in MEAGA, Antenna will transfer stakes in four of its subsidiaries, Antenna Radio, Antenna Spoudastiki, Audiotex and Daphne, to MEAGA. Following the completion of the acquisition, the assets and liabilities of MEAGA will be comprised of the historical book values of the businesses contributed by Antenna. The consolidated financial statements of Antenna TV will reflect a charge to recognize the cost of the disposition of the interest transferred to the minority shareholders and a corresponding recognition of a minority interest in the consolidated balance sheet. Regulatory approvals and consents for this transaction have not yet been obtained.

         The consolidated financial statements of the Company include all of its significant majority-owned subsidiaries. Affiliated companies in which the Company does not own a controlling interest or for which the minority shareholders have significant veto rights over operating decisions are accounted for using the equity method.

Results of Operations

     Three Months Ended March 31, 2000 (unaudited)
     Compared to Three Months Ended March 31, 1999 (unaudited)

         Total net revenue increased GRD 3,302 million ($9.4 million), or 40.2%, from GRD 8,213 million ($23.5 million) in the three months ended March 31, 1999 to GRD 11,515 million ($32.9 million) in the three months ended March 31, 2000. This increase was attributable primarily to the addition of GRD 2,317 million ($6.6 million) of revenue from Daphne (primarily representing publication revenue) and, to a lesser extent, to an underlying increase in advertising revenue and the addition of GRD 111 million ($0.3 million) of revenue from Audiotex (primarily representing telephone services revenue), which was accounted for using the equity method prior to February 7, 2000.

         Advertising revenue, which comprised 77.5% of total net revenues for the three months ended March 31, 2000, increased GRD 1,301 million ($3.7 million), or 17.1%, from GRD 7,624 million ($21.8 million) in the three months ended March 31, 1999 to GRD 8,925 million ($25.5 million) in the three months ended March 31, 2000, primarily reflecting a 13.7% underlying increase in advertising revenue due principally to increases in volume. The total increase in advertising revenue also reflected the addition of GRD 311 million ($0.9 million) of advertising revenue from Daphne.

         Related party revenue decreased GRD 106 million ($0.3 million), or 25.3%, from GRD 418 million ($1.2 million) in the three months ended March 31, 1999 to GRD 312 million ($0.9 million) in the three months ended March 31, 2000, which decrease was attributable principally to the decrease in programming fees paid by Antenna Satellite from $9,020 per day to $70,000 per month.

         Antenna earned publication revenue of GRD 1,946 million ($5.6 million) in the three months ended March 31, 2000, as a result of the addition of publication income from Daphne.

         Other revenue, representing revenue from program sales, Visa(R) card fees and commissions, and revenue from the provision of technical services and from infomercials, increased GRD 161 million ($0.4 million), or 94.0%, from GRD 171 million ($0.5 million) in the three months ended March 31, 1999 to GRD 332 million ($0.9 million) in the three months ended March 31, 2000. This increase was principally the result of the addition of GRD 111 million ($0.3 million) of other revenue from Audiotex, which was accounted for using the equity method prior to February 7, 2000, and the addition of GRD 60 million ($0.2 million) from Daphne.

         Cost of sales increased GRD 2,090 million ($6.0 million), or 146%, from GRD 1,427 million ($4.1 million) in the three months ended March 31, 1999 to GRD 3,517 million ($10.1 million) in the three months ended March 31, 2000. This increase was attributable primarily to the addition of GRD 1,784 million ($5.1 million) of cost of sales from Daphne and, to a lesser extent, increases in cost of sales from Antenna Spoudastiki and Audiotex, which was accounted for using the equity method prior to February 7, 2000. The underlying cost of sales increased GRD 233 million ($0.6 million) in the three months ended March 31, 2000.

         Selling, general and administrative expenses ("SG&A") increased GRD 163 million ($0.5 million), or 12.0%, from GRD 1,360 million ($3.9 million) in the three months ended March 31, 1999 to GRD 1,523 million ($4.4 million) in the three months ended March 31, 2000. This increase was attributable principally to the addition of SG&A of GRD 268 ($0.8 million) from Daphne. The underlying SG&A expense decreased 10.9% to GRD 1,065 million ($3.1 million).

         Amortization of programming costs increased GRD 11 million ($0.03 million), or 0.4%, from GRD 3,138 million ($8.97 million) in the three months ended March 31, 1999 to GRD 3,149 million ($9.0 million) in the three months ended March 31, 2000.

         Depreciation increased GRD 213 million ($0.6 million), or 127.5%, from GRD 167 million ($0.5 million) in the three months ended March 31, 1999 to GRD 381 million ($1.1 million) in the three months ended March 31, 2000. Of the increase in depreciation, GRD 183 million ($0.5 million) was attributable to the addition of depreciation from Daphne.

         Operating income increased GRD 824 million ($2.3 million), or 38.8%, from GRD 2,122 million ($6.1 million) in the three months ended March 31, 1999 to 2,946 million ($8.4 million) in the three months ended March 31, 2000, principally reflecting an increase in total net revenue during the period and, to a lesser extent, an increase in operating income from Antenna Radio. The increase in operating income also reflected the addition of operating income from Audiotex, which was accounted for using the equity method prior to February 7, 2000, and the addition of operating income from Daphne.

         Interest expense, net decreased GRD 321 million ($0.9 million), or 46.8 %, from GRD 685 million ($1.9 million) in the three months ended March 31, 1999 to GRD 364 million ($1.0 million) in the three months ended March 31, 2000, resulting from an increase in interest income of GRD 546 million ($1.6 million) due to higher cash balances which more than offset the increase in underlying interest expense and the addition of interest expense from Daphne.

         Foreign exchange losses, increased by GRD 1,499 million ($4.3 million) from a gain of GRD 90 million ($0.3 million) to a loss of GRD 1,409 million ($4.0 million), primarily reflecting an underlying loss resulting from the translation of the Senior Notes denominated in U.S. dollars, partially offset by unrealized gains from the Company's U.S. dollar cash holdings and receivables/payables denominated in foreign currencies.

         Other expense, net decreased GRD 286 million ($0.8 million), or 97.5% from GRD 293 million ($0.8 million) in the three months ended March 31, 1999 to GRD 7 million ($0.02 million) in the three months ended March 31, 2000. The decrease was attributable principally to lower start-up costs associated with the Company's investment in the direct-to-home television broadcast business.

         Equity in net income of unconsolidated affiliates decreased from GRD 15 million ($0.04 million) in the three months ended March 31, 1999 to GRD 3 million ($0.01 million) in the three months ended March 31, 2000, as a result of the acquisition of the remaining interest in Audiotex, which was accounted for using the equity method prior to February 7, 2000.

         Related party commission income decreased from GRD 145 million ($0.4 million) in the three months ended March 31, 1999 to GRD 48 million ($0.1 million) in the three months ended March 31, 2000, as a result of the reclassification of revenue earned from Audiotex.

         Provision for income taxes decreased GRD 123 million ($0.4 million) from GRD 627 million ($1.8 million) in the three months ended March 31, 1999 to GRD 504 million ($1.4 million) in the three months ended March 31, 2000, principally as a result of a decrease in pre-tax profits. Of the decrease in provision for income taxes, GRD 46 million ($0.1 million) was attributable to underlying provision for income taxes and GRD 65 million ($0.2 million) was attributable to the addition of provision for income taxes for Daphne.

         Net income decreased GRD 18 million ($0.05 million) from net income of GRD 767 million ($2.2 million) in the three months ended March 31, 1999 to net income of GRD 750 million ($2.15 million) in the three months ended March 31, 2000. The decrease was principally attributable to unrealized foreign exchange losses and higher interest expenses, partially offset by higher operating income and interest income.

Liquidity and Capital Resources

         The Company funds its operations, expenditures for programming, working capital requirements and capital expenditures principally through a combination of cash flow from operations and equity contributions. As of March 31, 2000, the Company had approximately GRD 39,580 million ($113.2 million) of total debt (long-term indebtedness and long-term obligations under capital leases). In March 1999, the Company completed the initial public offering (the "IPO") of 7,700,000 American Depositary Shares ("ADSs"), representing 3,850,000 shares of its capital stock, nominal value GRD 100 per share. Of the 7,700,000 ADSs sold, 6,160,000 were sold by the Company for net proceeds of $86.5 million and 1,540,000 were sold by a selling shareholder for net proceeds of $14.4 million. On March 19, 1999 and March 25, 1999, the Company used a portion of the net proceeds received by it from the IPO to repurchase GRD 447 million ($1.5 million) and GRD 739 million ($2.4 million), respectively, of its outstanding Senior Notes. On May 6, 1999, the Company used a portion of the net proceeds received by it from the IPO to complete the acquisition of interests in Antenna Radio, Antenna Spoudastiki, Pacific Broadcast and Audiotex.

         The Company's principal use of funds are expenditures for programming, which expenditures totaled GRD 3,426 million ($9.8 million) in the three months ended March 31, 1999 and GRD 3,593 million ($10.3 million) in the three months ended March 31, 2000.

         Operating Activities. Net cash used in operating activities was GRD 4,625 million ($13.2 million) in the three months ended March 31, 1999 compared to GRD 4,729 million ($13.5 million) in the three months ended March 31, 2000.

         Investing Activities. Net cash used in investing activities was GRD 70 million ($0.2 million) in the three months ended March 31, 1999 and GRD 3,839 million ($11.0 million) in the three months ended March 31, 2000, reflecting increased purchases of fixed assets and the advance paid for the right to acquire an interest in Macedonia TV.

         Financing Activities. Net cash provided by financing activities was GRD 23,863 million ($68.2 million) in the three months ended March 31, 1999 compared to net cash provided by financing activities of GRD 544 million ($1.6 million) in the three months ended March 31,

2000. The decrease in funds from financing activities principally reflects the fact that in 1999 the Company raised the proceeds of the IPO and repurchased a portion of the Senior Notes.

         Distributable Reserves. The Company had distributable reserves in its Greek statutory accounts of approximately GRD 472 million ($1.3 million). The declaration of future dividends, if any, will be subject to the requirements of Greek corporate law and the terms of the indenture with respect to the Senior Notes.

         Other Long-term Liability. The Company has an outstanding liability to the Pension Fund for Athens and Thessaloniki Newspaper Employees for advertiser contributions. The amount is payable in monthly installments until April 30, 2002. An installment of approximately GRD 311 million ($0.9 million) was paid during the three month period ended March 31, 2000.

Year 2000 and Euro Conversion

         The Company was aware of the issues associated with programming codes in existing computer systems relating to the Year 2000 and similar dates. The Year 2000 problem was pervasive and complex as virtually every computer operation could be affected in some way by the rollover of the two digit year value to 00 and similar problems may arise on other dates, such as December 31, 2000. The main issue was whether computer systems would properly recognize date sensitive information when the date changes. Systems that did not property recognize such information could generate erroneous data or cause a system to fail. The Company has upgraded its management information system under the direction of the Information Technology Department. The principal areas that could be affected by such a problem was its computer network, customer billing system and business systems (accounting, finance, advertising, marketing, human resources, journalist support and transmission systems). The hardware and operating systems related to its computer network and software applications related to its business systems were Year 2000-compliant. The Company spent GRD 92 million ($0.3 million) upgrading its computer network. The Company did not experience any Year 2000 problems.

         The Company's revenues and expenses are denominated in drachmae and dollars. Greece is not among the eleven members of the European Union whose currencies became subject to conversion to the euro commencing January 1, 1999. The Company is not party to any material contracts in which payment is expected to be made in a currency which is scheduled to be converted to the euro. The Company's upgraded management information system is expected to be capable of handling conversion to the euro.

Inflation

         Although the Greek economy has long been subject to both high levels of inflation and the effects of the Greek government's measures to curb inflation such as high real interest rates, the Company does not believe inflation has had a material effect on its results of operations or financial condition for the periods presented. Greece experienced average annual rates of inflation of 10.9%, 8.9%, 8.2%, 5.6%, 4.8% and 2.6% in the years 1994 through 1999, respectively.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk Management

         The Company's functional currency is the drachma but certain of its revenue, operating costs and expenses are denominated in foreign currencies. Transactions involving other currencies are converted into drachmae using the exchange rates in effect at the time of the transactions. Assets and liabilities denominated in other currencies are stated at the drachma equivalent using exchange rates in effect at period-end. Non-drachma denominated revenue, principally from licensing and distribution of programming outside Greece, accounted for GRD 163 million ($0.5 million), or 1.4%, of total net revenue in the three month period ended March 31, 2000. The Company's non-drachma denominated operating costs, principally foreign-produced programming invoiced in U.S. dollars, accounted for 4.0% of total net revenue in the three month period ended March 31, 2000. Non-drachma denominated indebtedness (primarily U.S. dollars) totaled GRD 39,674 million ($113.4 million) at March 31, 2000. Gains and losses resulting from exchange rate fluctuations are reflected in the statements of operations.

         Historically, advertising in most forms of media has been correlated to general economic conditions. Since substantially all of the Company's operations are conducted in Greece, the Company's operating results will depend to a certain extent on the prevailing economic conditions in Greece. Furthermore, a significant proportion of the Company's revenue is in drachmae. The Company expects to increase modestly the level of non-drachma denominated revenue as result of its strategy of increasing its sales of programming to Greek-speaking audiences resident outside Greece and to other markets.

         The Company hedges elements of its currency exposure through use of such derivative instruments as forward exchange agreements and currency options, though it might also consider interest rate swaps. The Company is evaluating alternatives for future hedging opportunities. Derivatives involve, to varying degrees, market exposure and credit risk. Market exposure means that changes in interest rates or currency exchange rates cause the value of financial instruments to decrease or increase or its obligations to be more or less costly to settle. When used for risk management purposes, any gains or losses on the derivatives will offset losses or gains on the asset, liability or transaction being hedged. The Company has experienced net foreign exchange losses in the past, and it could experience net foreign exchange losses in the future to the extent that foreign exchange rates shift in excess of the risk covered by hedging arrangements. Credit risk would arise in the event of non-performance by a counterparty. The Company intends to minimize credit risk by entering into contracts only with highly credit rated counterparties and through internal limits and monitoring procedures.

         The financial instruments to which the Company is a party are recorded in the balance sheet at fair value unless, for accounting purposes, they meet the criteria for a hedge of an identifiable foreign currency commitment. A foreign exchange contract is considered a hedge of an identifiable foreign currency commitment if: (i) the contract is designated, and effective, as a hedge of a foreign currency commitment and (ii) the foreign currency commitment is firm. Gains and losses on foreign exchange contracts meeting these criteria are deferred and included in the measurement of the related foreign currency transaction, unless it is estimated that the deferral would lead to recognition of losses in a later period, in which case such losses are not deferred.

         The Company was party to an $87 million forward contract with the Royal Bank of Scotland, to hedge its currency exposure on a portion of the principal and interest payable of its U.S. dollar denominated debt. The term of the contract covered the period from May 15, 1998 to May 15, 1999. The forward rate was 334 drachmae to the dollar, and the spot rate on the contract's effective date was 310 drachmae to the dollar. The premium (representing the difference between the spot rate of 310 drachma to the dollar on the contract's effective date and the forward rate), aggregating GRD 2,088 million ($6.9 million), was amortized over the term of the contract. Of this amount, GRD 522 million was recognized for the three months ended March 31, 1999. There was no amortization for the three months ended March 31, 2000 as the forward contract expired on May 15, 1999. In addition, foreign exchange gains or losses on the Company's non-drachma denominated indebtedness (currently, the Senior Notes) were offset by corresponding losses or gains on the forward contract's notional amount.

         The Company was party to an option agreement with the Royal Bank of Scotland to sell $104 million at a rate of 280 drachmae to the dollar in May 1999. The option had a maturity date that coincided with the maturity of the foreign exchange contract described above. The option was recorded on the balance sheet at its market value and was marked to market each accounting period with the resulting gain or loss being reflected in the statement of operations. During the three months ended March 31, 1999, GRD 333 million was recorded as part of the foreign exchange loss in the consolidated statement of operations. There was no mark to market adjustment for the three months ended March 31, 2000 because the option matured on May 15, 1999.

         The following table sets forth as of March 31, 2000 the principal, cash flows and related weighted average interest rates by expected maturity date of indebtedness of the Company that may be sensitive to foreign currency exchange rate fluctuations:

                       Financial Instrument                            Maturity (2007)         Fair Value
               ------------------------------------                 --------------------  -------------------
                                                                      (GRD)        ($)      (GRD)       ($)
                                                                                    (in millions)
         Senior Notes ($111 million)...............................   38,911      111.1      32,930     94.1
         Average interest rate.....................................          9.8%                   --

         The average interest rate represents the stated interest rate of 9% plus amortization of deferred issuance costs.

Interest Rate Risk Management

         The Company manages interest rate risk by financing non-current assets and a portion of current assets with equity, long-term liabilities and long-term debt with fixed interest rates.

         The following table sets forth as of March 31, 2000 the principal, cash flows and related weighted average interest rates by expected maturity date of indebtedness of the Company that may be sensitive to interest rate fluctuations:

                       Financial Instrument                            Maturity (2007)         Fair Value
               ------------------------------------                 --------------------  -------------------
                                                                      (GRD)        ($)      (GRD)       ($)
                                                                                    (in millions)
         Senior Notes ($111 million)...............................   38,911      111.1      32,930     94.1
         Average interest rate.....................................          9.8%                   --

         The average interest rate represents the stated interest rate of 9% plus amortization of deferred issuance costs.

PART II. OTHER INFORMATION

ITEM 2.  CHANGES IN SECURITIES AND USE OF PROCEEDS

(a)      Use of Proceeds from Registered Securities

         The Company's Registration Statement on Form F-1 (Registration No. 333-72247) with respect to the IPO became effective on March 3, 1999. The sale of the ADSs in the IPO commenced on March 3, 1999 and closed on March 9, 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

         During the three months ended March 31, 2000, the Company used portions of the proceeds from the IPO as follows: (i) the acquisition of the 49% interest in Audiotex that it did not already own ($0.2 million); (ii) the acquisition of the right to acquire a controlling interest in Macedonia TV ($8.6 million); and
(iii) the purchase of new office space ($1.5 million).

ITEM 5.  OTHER INFORMATION

(a)      Forward-Looking Statements

         In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), the Company is hereby providing cautionary statements identifying important factors that could cause the Company's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform Act) made in this Quarterly Report. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of the words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "intends," "plans," "projection" and "outlook") are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this Quarterly Report and in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1999. Among the key factors that have a direct bearing on the Company's results of operations are the ability of the Company to successfully implement its growth and operating strategies; changes in economic cycles; competition from other broadcast companies and media; fluctuation of exchange rates; and changes in the laws and government regulations applicable to the Company or the interpretation or enforcement thereof. These and other factors are discussed herein under "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Quarterly Report.

(b)      Subsequent Events

         On April 12, 2000, the Company announced that it had entered into a memorandum of understanding with Internet Gold International Ltd., a subsidiary of Internet Gold, to jointly undertake various Internet-related activities. Internet Gold agreed to use its best efforts to cause one or more of the shareholders of CompuLink Networks SA, a Greek Internet service provider, to transfer to the Company a 20% stake in CompuLink for consideration of $1 million, $200,000 of which will be paid in cash and $800,000 of which will be paid in the form of advertising time on television and radio and in magazines. The Company and Internet Gold will also form two new joint venturees that will

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

provide content for the Internet and one new joint venture that will be an Internet service provider in Cyprus.

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

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ANTENNA TV S.A.
                                              (Registrant)


                                              By: /s/ Nikolaos Angelopoulos
                                                  -------------------------
                                                  Name:  Nikolaos Angelopoulos
                                                  Title: Chief Financial Officer

Dated:  May 15, 2000

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